Chemed Corporation (CHE)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Chemed Corporation Shareholder since 2015

Please support proposal topic that won our 48% support in 2020
Political Spending Disclosure

A 48% vote means that that the shares that had access to objective voting advice were more than 50% in favor. The 48% vote followed a 46% vote in 2019. Yet management has not even claimed that it made one small reporting improvement in response to these impressive votes.

Even if management claims to have disclosed some political spending it is a best practice to have all the information in one place.  This proposal will make director oversight of political spending more effective because all the information will be in one place.

The responsibly for doing nothing after impressive shareholder votes seems to fall under the supervision of Mr. Patrick Grace, the chair of the nomination committee. Mr. Grace seems to be entrenched as a director having the benefit of director pay for 25-years. Shareholders can consider whether Mr. Grace deserves their 2021 vote or whether it is time for a change.

Please support proposal topic that won our 48% support in 2020
Political Spending Disclosure

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.